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                                                                     Exhibit 4.7

                                 AMENDMENT NO. 4
                                       TO
                              THE BISYS GROUP, INC.
                        2005 EMPLOYEE STOCK PURCHASE PLAN

1.       Section 4.01 of the Plan is amended to read as follows:

         4.01. Number of Shares. The total number of shares of Common Stock for which Options may be granted under this Plan shall not exceed in the aggregate eight hundred thousand (800,000) shares of Common Stock. The Plan will be implemented by an Offering of shares of Common Stock (the "Offering"). The Offering shall begin on January 1, 2005 and shall terminate on August 31, 2006.

2. Subsection (b) of Section 7.03 of the Plan ("Option Price") is amended to read as follows:

         (b) 85% of the fair market value of a share of Common Stock subject to the Option on August 31, 2006, based upon the last sale price of a share of Common Stock on the New York Stock Exchange on that date.

3.       Section 8.01 of the Plan is amended to read as follows:

         8.01. Automatic Exercise. Unless a Participant gives written notice to the Company of withdrawal pursuant to Section 9.01, his Option to acquire Common Stock with payroll deductions made during any Offering will be deemed to have been exercised automatically on August 31, 2006 for the purchase of the number of shares of Common Stock which the accumulated payroll deductions in his account at that time will purchase at the applicable Option price (but not in excess of the number of shares of Common Stock for which Options have been granted to the Employee pursuant to Section 7.02), and any excess in his account at that time will be returned to him.

4.       Section 8.03 of the Plan is amended to read as follows:

         8.03. Delivery of Stock. As promptly as practicable after Auigust 31, 2006, the Company will deliver to each Participant, in such Participant's name, the shares of Common Stock purchased upon exercise of such Participant's Option. Such issuances shall be in "book entry" form. No shares of Common Stock issued under the Plan may be certificated prior to September 1, 2006.

5.       Section 9.03 of the Plan is amended to read as follows:

         9.03. Termination Due to Death. In the event a Participant shall cease to be an Employee, as defined in Section 2.06, by reason of his death, his legal representative shall have the right to elect, by written notice given to the Executive Vice President of Human Resources of the Company prior to August 31, 2006 either:

         (a) To withdraw all of the payroll deductions credited to the Participant's account under the Plan, or

         (b) To exercise the Participant's Option granted under Section 7.02 for the purchase on August 31, 2006 of the number of shares of Common Stock which the accumulated payroll deductions in the Participant's account will purchase at the applicable Option price, with any excess in such account to be returned to the Participant's legal representative. In the event that no such written notice of election shall be duly received by the office of the Executive Vice President of Human Resources of the Company, the Participant's legal representative shall automatically be deemed to have elected, pursuant to paragraph (b), to exercise the Participant's Option.


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IN WITNESS WHEREOF, this Amendment has been executed by a duly authorized officer of the Company as of the 28th day of July, 2006.

THE BISYS GROUP, INC.

By       /s/ Bruce Dalziel
         -----------------
Title    CFO


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